Exhibit 99(d)

Summary of Terms and Conditions Regarding

the JPMorgan Chase Facility

March 24, 2008

The Federal Reserve Bank of New York (“New York Fed”) has agreed to lend $29 billion in connection with the acquisition of The Bear Stearns Companies Inc. by JPMorgan Chase & Co.

The loan will be against a portfolio of $30 billion in assets of Bear Stearns, based on the value of the portfolio as marked to market by Bear Stearns on March 14, 2008.

JPMorgan Chase has agreed to provide $1 billion in funding in the form of a note that will be subordinated to the Federal Reserve note. The JPMorgan Chase note will be the first to absorb losses, if any, on the liquidation of the portfolio of assets.

The New York Fed loan and the JPMorgan Chase subordinated note will be made to a Delaware limited liability company (“LLC”) established for the purpose of holding the Bear Stearns assets. Using a single entity (the LLC) will ease administration of the portfolio and will remove constraints on the money manager that might arise from retaining the assets on the books of Bear Stearns.

The loan from the New York Fed and the subordinated note from JPMorgan Chase will each be for a term of 10 years, renewable by the New York Fed.

The rate due on the loan from the New York Fed is the primary credit rate, which currently is 2.5 percent and fluctuates with the discount rate. The rate on the subordinated note from JPMorgan Chase is the primary credit rate plus 450* basis points (currently, a total of 7 percent).

BlackRock Financial Management Inc. has been retained by the New York Fed to manage and liquidate the assets.

The Federal Reserve loan is being provided under the authority granted by section 13(3) of the Federal Reserve Act. The Board authorized the New York Fed to enter into this loan and made the findings required by section 13(3) at a meeting on Sunday, March 16, 2008.

Repayment of the loans will begin on the second anniversary of the loan, unless the Reserve Bank determines to begin payments earlier. Payments from the liquidation of the assets in the LLC will be made in the following order (each category must be fully paid before proceeding to the next lower category):

•	to pay the necessary operating expenses of the LLC incurred in managing and liquidating the assets as of the repayment date;

•	to repay the entire $29 billion principal due to the New York Fed;

•	to pay all interest due to the New York Fed on its loan;

•	to repay the entire $1 billion subordinated note due to JPMorgan Chase;

•	to pay all interest due to JPMorgan Chase on its subordinated note;

•	to pay any other non-operating expenses of the LLC, if any.

Any remaining funds resulting from the liquidation of the assets will be paid to the New York Fed.